1606 Corp.

2425 E. Camelback Rd, Suite 150

Phoenix, AZ 85016

By EDGAR

December 17, 2021

United Sates Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation

100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

Re:	1606 Corp.
Amendment No. 1 to Registration Statement on Form S-1 Filed November 23, 2021 File No. 333-258912

Dear Sir or Madam:

By letter dated December 14, 2021 (the “Letter”), the U.S. Securities and Exchange Commission (the “SEC”) provided 1606 Corp. (the “Company”) with a letter on the Company’s Registration Statement on Form S-1/A-1 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 Filed November 23, 2021

Selling Stockholders, page 15

1. We note your selling stockholder table only accounts for 75,000 of the 150,000 shares you are registering. We also note that the Stock Purchase Agreements for each selling stockholder indicates that each holder purchased 50,000 shares instead of 25,000 shares, which is what you have disclosed in the selling stockholder table. Please revise for consistency.

Response: We have revised the Selling Stockholder Table a requested.

Government Regulation, page 18

2. We note your revised disclosure in response to our prior comment 4 and reissue our comment in part. Please revise to discuss here the effects of the various regulations that affect your business with a view to understanding how the regulations are applicable to you.

Response: Disclosures have been revised to discuss the effects of the various regulations that affect our business.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

3. Please disclose the nature, purpose and terms of the related party loan(s) from your CEO of $100,050 received during the nine months ended September 30, 2021. Similarly revise the Certain Relationships and Related Party Transactions section on page 27 to discuss this CEO loan and the Asset Purchase Agreement with SinglePoint in exchange for the issuance of a promissory note. Refer to Item 303(c)(1) of Regulation S-K.

Response: The disclosures have been revised as requested.

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4. We note your revised disclosure in response to our prior comment 5 and reissue our comment in part. Please disclose whether the company has enough cash to fund its operations for the next twelve months, and if not, whether the company will need to raise additional funds. Please refer to Item 303(a) of Regulation S-K.

Response: Disclosure in this section has been revised as requested.

General

5. We reissue our prior comment 9. We note your disclosure that the selling shareholders may sell their shares prior to the Company obtaining approval to trade its stock on the OTC Bulletin Board or one of its premium marketplaces of OTC Links ATS at market prices. Please note that unless there is an established trading market for securities, shares resold by stockholders in a public offering must sell at a fixed price until such time as a market is established. Please revise accordingly.

Response: Disclosure in this section has been revised as requested

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Jeffrey Stein, Esq. at (516) 422-6285 or jstein@jmslg.com.

Sincerely,

Gregory Lambrecht, President

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